July 3, 2013

VIA EDGAR

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Radcom Ltd (the "Company")
Registration Statement on Form F-3 File No. 333-189111

Dear Mr. Shuman:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement of the Company be accelerated so that it will become effective on July 3, 2013 at 11:30 a.m. (New York City time), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Yoni R. Henner, Esq. of Goldfarb Seligman & Co., outside counsel to the Company, at +972-3-608-9740 upon the Registration Statement's becoming effective.

Respectfully, RADCOM LTD

By:	/s/ Gilad Yehudai
Gilad Yehudai
Chief Financial Officer

cc:	Omer Mor, Adv.
Aaron M. Lampert, Adv.
Yoni R. Henner, Esq.

RADCOM Ltd. 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel | Tel: +972-3-6455055 | Fax: +972-3-6474681 | E-mail: info@radcom.com | www.radcom.com